Exhibit 3.19

State of Delaware Secretary of State Division of Corporations Delivered 10:20 PM 12/28/2006 FILED 10:14 PM 12/28/2006 SRV 061198471 — 3319296 FILE
STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION
OF
VECTOR RESEARCH LLC
1.	The name of the limited liability company is Vector Research LLC.

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on December 27, 2006.

/s/ Marc N. Bell
Marc N. Bell
Authorized Person